# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rollins Inc, CIK 0000084839
CUSIP: 775711104
Title of class of securities: Common Stock, $1.00 Par Value
Address of issuer's principal executive offices: 2170 Piedmont Road NE, Atlanta, Georgia (GA), 30324
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0001005788
Persons authorized to receive notices and communications: W. Keith Wilkes, Jr., c/o RFA Management Company, LLC, 1908 Cliff Valley Way N.E., Atlanta, Georgia (GA), 30329, 0; Eric Orsic, McDermott Will & Schulte LLP, 444 West Lake Street, Suite 4000, Chicago, Illinois (IL), 60606, (312) 372-2000

## Reporting persons
- R. Randall Rollins Voting Trust U/A dated August 25, 1994 (CIK 0001820515): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 160,238,857; sole dispositive power 0; shared dispositive power 160,238,857; aggregate amount beneficially owned 160,238,857 (33.3% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 145,284,066 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the "RRR Voting Trust") has a 50% voting interest in LOR, Inc.); (b) 8,028,982 shares held by Rollins Holding Company, Inc., a Georgia corporation (the RRR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.); (c) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (d) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.
- LOR, Inc. (CIK 0001212243): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 145,284,066; shared voting power 6,925,809; sole dispositive power 145,284,066; shared dispositive power 6,925,809; aggregate amount beneficially owned 152,209,875 (31.6% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (c) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.
- Gary W. Rollins (CIK 0001005788): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,341,605; shared voting power 10,492,529; sole dispositive power 5,341,605; shared dispositive power 10,492,529; aggregate amount beneficially owned 15,834,134 (3.3% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 7,513,323 shares held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; and (b) 2,634,052 shares held by 9 trusts (the "Rollins Family Trusts") for the benefit of (i) the children and/or more remote descendants and family members of his deceased brother, R. Randall Rollins, and (ii) a private charitable organization founded by R. Randall Rollins (The trustee of the Rollins Family Trusts is a corporation over which Gary W. Rollins has the ability to assert control within sixty days.) Also includes 25,372 shares held by his wife and 319,782 shares of Common Stock held directly and indirectly by four trusts befitting the grandchildren and more remote descendants of Gary W. Rollins (Mr. Rollins' wife is a trustee of each such trust; these four trusts, the "1976 GWR Trusts"). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  (2) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.
- Gary W. Rollins Voting Trust U/A dated September 14, 1994 (CIK 0001820491): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rollins Holding Company, Inc. (CIK 0001228949): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,028,982; shared voting power 0; sole dispositive power 8,028,982; shared dispositive power 0; aggregate amount beneficially owned 8,028,982 (1.7% of the class)
  Comment: (1) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.
- Timothy C. Rollins (CIK 0001689063): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 382,810; shared voting power 5,472,457; sole dispositive power 382,810; shared dispositive power 5,472,457; aggregate amount beneficially owned 5,855,267 (1.2% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 4,781,474 shares of Common Stock held in a charitable trust of which he is a co-trustee, (b) 124,214 shares of Common Stock held by his spouse, (c) 94,053 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee, (d) 45,821 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account, (e) 107,113 shares of Common Stock held by seven trusts befitting the grandchildren and more remote descendants of his deceased father, R. Randall Rollins (Mr. Rollins is a trustee of each such trust; these seven trusts, along with four other similar trusts, the "1976 RRR Trusts"), and (f) 319,782 shares of Common Stock held directly and indirectly by the 1976 GWR Trusts (Mr. Rollins is a trustee of each such trust).
  
  (2) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.
- Amy R. Kreisler (CIK 0001688726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 352,700; shared voting power 4,980,700; sole dispositive power 352,700; shared dispositive power 4,980,700; aggregate amount beneficially owned 5,333,400 (1.1% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 4,781,474 shares of Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director, (b) 94,053 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee, and (c) 55,894 shares held by six of the 1976 RRR Trusts (Ms. Kreisler is a trustee of each such trust). Also includes 49,279 shares held by her spouse.
  
  (2) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.
- Pamela R. Rollins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 480,263; shared voting power 4,995,110; sole dispositive power 480,263; shared dispositive power 4,995,110; aggregate amount beneficially owned 5,475,373 (1.1% of the class)
  Comment: (1) Items 8, 10, and 11 include the following shares of Common Stock: (a) 4,781,474 shares of Common Stock held in a charitable trust of which she is a co-trustee, (b) 94,053 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee, and (c) 119,583 shares held by nine of the 1976 RRR Trusts (Ms. Rollins is a trustee of each said trust).
  
  (2) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.
- RCTLOR, LLC (CIK 0001810975): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,945,035; shared voting power 0; sole dispositive power 3,945,035; shared dispositive power 0; aggregate amount beneficially owned 3,945,035 (0.8% of the class)
  Comment: (1) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.
- RFA Management Company, LLC (CIK 0001228256): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,235,811; shared voting power 0; sole dispositive power 2,235,811; shared dispositive power 0; aggregate amount beneficially owned 2,235,811 (0.5% of the class)
  Comment: (1) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.
- RFT Investment Company, LLC (CIK 0001383397): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 744,963; shared voting power 0; sole dispositive power 744,963; shared dispositive power 0; aggregate amount beneficially owned 744,963 (0.2% of the class)
  Comment: (1) Item 13: The percentage ownership is based upon 481,145,404 shares of Common Stock issued and outstanding as of July 13, 2026 as reported in the Company's Form 10-Q filed with the SEC on July 23, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 Par Value
Name of issuer: Rollins Inc
Address of issuer's principal executive offices: 2170 Piedmont Road NE, Atlanta, Georgia (GA), 30324
Comment: This Amendment No. 19 to Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock"), of Rollins, Inc., a Delaware corporation (the "Company"). The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 2, 2003, Amendment No. 4 filed on October 10, 2003, Amendment No. 5 filed on March 16, 2004, Amendment No. 6 filed on January 28, 2009, Amendment No. 7 filed on January 12, 2010, Amendment No. 8 filed on November 15, 2010, Amendment No. 9 filed on July 2, 2020, Amendment No. 10 filed on August 21, 2020, Amendment No. 11 filed on December 9, 2020, Amendment No. 12 filed on June 9, 2022, Amendment No. 13 filed on August 26, 2022, Amendment No. 14 filed on December 5, 2022, Amendment No. 15 filed on December 13, 2022, Amendment No. 16 filed on June 5, 2023, Amendment No. 17 filed on September 11, 2023 and Amendment No. 18 filed on November 12, 2025 (collectively the "Schedule 13D, as amended"). The Schedule 13D, as amended, is incorporated by reference herein.

## Item 2. Identity and Background
Name of person filing:
(1) Gary W. Rollins

(2) Amy R. Kreisler

(3) Pamela R. Rollins

(4) Timothy C. Rollins

(5) RFA Management Company, LLC

(6) RRR Voting Trust

(7) GWR Voting Trust

(8) LOR, Inc.

(9) RFT Investment Company, LLC

(10) Rollins Holding Company, LLC

(11) RCTLOR, LLC

(12) Thomas H. Claiborne, a director of LOR, Inc.

(13) Paul F. Morton, a director of LOR, Inc.

(14) Ryan M. Harding, a director of LOR, Inc.
Residence or business address:
(1) 2170 Piedmont Road, N.E., Atlanta, Georgia 30324

(2) 1908 Cliff Valley Way NE, Atlanta, GA 30329

(3) 1908 Cliff Valley Way NE, Atlanta, GA 30329

(4) 1908 Cliff Valley Way NE, Atlanta, GA 30329

(5) 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(6) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(7) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(8) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(9) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(10) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(11) c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329

(12) 15 Ellensview Ct., Richmond, VA 23226

(13) 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549

(14) His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Present principal occupation or employment:
(1) Executive Chairman Emeritus of the Company, engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, NE, Atlanta, Georgia 30324.

(2) Executive Director of The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(3) Board member of Young Harris College, the National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(4) His principal occupation is Vice President of LOR, Inc., the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(5) Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(6) Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(7) It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(8) It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(9) It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(10) It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(11) It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(12) He is a director of LOR, Inc. His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(13) His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(14) His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following: As a result of the distribution of certain voting securities of LOR, Inc., Rollins Holding Company, Inc. and RFA Management Company, LLC to its beneficiary on September 17, 2026, the GWR Voting Trust is no longer the beneficial owner of the shares of Common Stock held indirectly by or through LOR, Inc., Rollins Holding Company, Inc., RFA Management Company, LLC, RCTLOR, LLC or RFT Investment Company, LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See the cover pages to this Amendment.

Thomas H. Claiborne does not beneficially own any shares of Common Stock.

Paul F. Morton beneficially owns 2,625 shares of Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ryan M. Harding owns 423.226 shares of Common Stock.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the "Group") have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act. The reporting persons, acting collectively as a group, have beneficial ownership of 182,430,847 shares of Common Stock (37.9%).
Number of shares as to which each person has sole or shared power to vote or dispose: None
Transactions in the class effected during the past sixty days: Except as set forth below, no transactions in Company common stock were affected by, or with respect to, the reporting persons and the other persons listed in Item 2 within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See the Schedule 13D, as amended, for historical information. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: (A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (09/21/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (09/21/2026)
- R. Randall Rollins Voting Trust U/A dated August 25, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (09/21/2026)
- LOR, Inc.: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc. (09/21/2026)
- Gary W. Rollins: /s/ Gary W. Rollins, Gary W. Rollins (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Gary W. Rollins, Gary W. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Timothy C. Rollins, Timothy C. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Amy R. Kreisler, Amy R. Kreisler, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Gary W. Rollins Voting Trust U/A dated September 14, 1994: /s/ Pamela R. Rollins, Pamela R. Rollins, as Co-Trustee of the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (09/21/2026)
- Rollins Holding Company, Inc.: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of Rollins Holding Company, Inc. (09/21/2026)
- Timothy C. Rollins: /s/ Timothy C. Rollins, Timothy C. Rollins (09/21/2026)
- Amy R. Kreisler: /s/ Amy R. Kreisler, Amy R. Kreisler (09/21/2026)
- Pamela R. Rollins: /s/ Pamela R. Rollins, Pamela R. Rollins (09/21/2026)
- RCTLOR, LLC: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc., in its capacity as Manager of RCTLOR, LLC (09/21/2026)
- RFA Management Company, LLC: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc., in its capacity as Manager of RFA Management Company, LLC (09/21/2026)
- RFT Investment Company, LLC: /s/ Wesley N. Slagle, Wesley N. Slagle, as Secretary of LOR, Inc., in its capacity as Manager of RFT Investment Company, LLC (09/21/2026)